MULDOON MURPHY & AGUGGIA LLP

ATTORNEYS AT LAW

5101 Wisconsin Avenue, N.W.

Washington, D.C. 20016

TEL: (202) 362-0840

FAX: (202) 966-9409

www.muldoonmurphy.com

March 26, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	BCSB Bancorp, Inc.

Registration Statement on Form S-1

Dear Sir or Madam:

Enclosed herewith for filing please find the Registration Statement on Form S-1 for BCSB Bancorp, Inc., the proposed holding company for Baltimore County Savings Bank, F.S.B., a federally chartered savings association the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. § 202.3a in the amount of $3,198, which constitutes the filing fee for the Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Joel E. Rappoport

Joel E. Rappoport

Enclosures

cc:    Joseph J. Bouffard, BCSB Bancorp, Inc.